EXHIBIT 99.1

Intellipharmaceutics Announces Successful Bioequivalence Results for Abuse Deterrent Rexista™ Oxycodone XR

TORONTO, January 14, 2016 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that pivotal bioequivalence trials of the Company’s Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the United States by Purdue Pharma LP. The study design was based on United States Food and Drug Administration (“FDA”) recommendations and compared the lowest and highest strengths of exhibit batches of the Company’s Rexista™ Oxycodone XR to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

The Company had earlier announced, in March 2015, that topline data results of three definitive Phase I pharmacokinetic clinical trials (single dose fasting, single dose steady-state fasting, and single dose fed), conducted on pilot batches of the Company’s Rexista™ Oxycodone XR, all met the FDA bioequivalence criteria when compared to the existing branded drug Oxycontin®.

The Company had also earlier announced, in May 2015, that the FDA had provided the Company with notification regarding its Investigational New Drug Application (“IND”) submission for Rexista™ Oxycodone XR. The notification from the FDA had stated that the Company would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated.

Having now demonstrated such bioequivalence for its Rexista™ Oxycodone XR product to be marketed upon FDA approval, the Company intends to complete the regulatory filing requirements and file a New Drug Application (“NDA”) for Rexista™ Oxycodone XR with the FDA within the next 6 months in accordance with the NDA 505(b)(2) regulatory pathway. There can be no assurance that the FDA will ultimately approve the NDA for the sale of Rexista™ Oxycodone XR in the U.S. market, or that it will ever be successfully commercialized.

“We take great pride in being the first pharmaceutical company, to the best of our knowledge, to have demonstrated bioequivalence in both fasted and fed conditions to the brand reference drug Oxycontin®. This enables us to accelerate the development and commercialization of our abuse deterrent Rexista™ Oxycodone XR product candidate without the need for costly and time-consuming Phase III efficacy trials,” stated Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. “We look forward to filing an NDA within the next six months, which we hope will lead to a positive contribution in addressing an unmet need in opioid abuse and addiction.”

Rexista™ Oxycodone XR

Rexista™ Oxycodone XR is the Company’s non-generic extended release formulation intended for the management of moderate to severe pain when an around-the-clock analgesic is required. The formulation is intended to present a significant barrier to tampering when subjected to various forms of anticipated physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently or intentionally co-administered with alcohol. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting or snorting.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs “) filed with the FDA (and one Abbreviated New Drug Submission (“ANDS”) filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “plans to,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intends,” “could,” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty of predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and the timing of launch of competitive products, the difficulty of predicting the impact of competitive products on volume and pricing, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs and risks associated with cyber-security and vulnerability of the Company’s digital information and the digital information of the Company’s commercialization partner(s). Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Company Contact:

Intellipharmaceutics International Inc.

Domenic Della Penna

Chief Financial Officer

416-798-3001 ext 106

investors@intellipharmaceutics.com

Investor Contact:

ProActive Capital

Kirin Smith

646-863-6519

ksmith@proactivecapital.com